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                           March 24, 2021

       Joanna Coles
       Chief Executive Officer
       Northern Star Acquisition Corp.
       c/o Graubard Miller
       The Chrysler Building
       405 Lexington Avenue
       New York, New York 10174

                                                        Re: Northern Star
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 8, 2021
                                                            File No. 333-252603

       Dear Ms. Coles:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Structure of the Merger
       Consideration to BARK Securityholders, page 85

   1.                                                   We note your response
to comment 8, and your amended disclosure that "The
                                                        150,000,000 value
represents 150,000,000 shares of Northern Star common stock, valued at $10.00 per share,
reflecting an equity value for BARK of $1.5 billion that was determined by
negotiation between the parties." Please amend your disclosure to provide additional detail about
the negotiation between the parties, including the factors
                                                        underlying the
agreement on an equity value for BARK of $1.5 billion.
 Joanna Coles
Northern Star Acquisition Corp.
March 24, 2021
Page 2
Background of the Merger, page 88

2. We note your amended disclosure on page 92 that "the thresholds triggering the non-
         solicitation provisions were restored to their original form." To provide clarity for investors, please amend this disclosure to clearly describe the "original form" thresholds.
Certain Forecasted Financial Information for BARK, page 95

3. We note your response to comment 17, and your amended disclosure listing the categories of assumptions upon which BARK relied. Please disclose the specific assumptions related to: the size of BARK's addressable market; the status of its international trade relations;
         the amount of BARK's customer acquisition costs, costs of materials and distribution; the company's future capital commitments and capital expenditures; and intended investments in operating expenses.
Tax Consequences of the Merger, page 101

4. We note your response to comment 18, and your amended disclosure. We further note
         Northern Star shareholders are voting on the merger transaction, and the disclosure represents that they will recognize no gain or loss as a result of the merger transaction.
         Therefore, please provide a tax opinion covering the material federal tax consequences of
         the transaction to the holders of Northern Star   s securities and
revise your disclosure
         accordingly. For the reason you note in your response, we would not expect the opinion to cover the exercise of conversion rights. Please refer to Item 601(b)(8) of Regulation S-
         K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19, which is available on our website.
Conditions to Closing of Bark, page 111

5. We note your amended disclosure in response to comment 19, including that "certain of the representations and warranties of Northern Star as to its capitalization," and "certain of the representations and warranties of BARK as to its capitalization," must be true and correct at the closing of the merger. Please amend your disclosure to briefly describe the relevant representation and warranties related to Northern Star's and BARK's capitalization.
Northern Star   s Management   s Discussion and Analysis of Financial Condition
and Results of
Operations
Contractual Obligations, page 169
FirstName LastNameJoanna Coles
6. We note your amended disclosure that, in November 2020, you entered into various
Comapany   NameNorthern
       consulting         Star Please
                  agreements.  Acquisition   Corp.
                                       disclose the material cash requirements
related to these
March agreements.
       24, 2021 PageSee
                      2 Instruction 4 to Item 303(b) of Regulation S-K. FirstName LastName
 Joanna Coles
FirstName  LastNameJoanna   Coles
Northern Star Acquisition Corp.
Comapany
March      NameNorthern Star Acquisition Corp.
       24, 2021
March3 24, 2021 Page 3
Page
FirstName LastName
Our Strenghts, page 177

7. We note your response to comment 28, and your amended disclosure on page 177. Please amend your disclosure to clarify how you calculate the "the average life" of a subscription and quantify it.
Bark's Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 199

8. We note you have included "Adjusted EBITDA margin" in your non-GAAP disclosures without providing the comparable GAAP measure. Please present the most directly comparable GAAP measure with equal or greater prominence, along with similar discussion provided in regards to your non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP
Compliance and
         Disclosure Interpretations.
       You may contact Abe Friedman at (202) 551-8298 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:      Jeffrey M. Gallant, Esq.